Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

November 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Registration Statement on Form F-4
Filed October 27, 2023
File No. 333-275208

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on October 27, 2023 (the “Registration Statement”) contained in the Staff’s letter dated November 8, 2023 (the “Comment Letter”).

The Company has filed via EDGAR the Amendment No.1 to the Registration Statement on Form F-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form F-4 Filed October 27, 2023

Cover Page

1.	We note your statement that “[i]f ASCA does not consummate the Business Combination and fails to complete an initial business combination by November 17, 2023, as allowed under its Memorandum and Articles of Association, as amended and restated on October 9, 2023 (the “Existing Charter”), ASCA will be required to dissolve and liquidate.” You note elsewhere, however, that this result will occur “unless [the completion date is] further extended monthly up to April 17, 2024.” Please include this qualification here, and elsewhere, as necessary.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and page 9 of the Amendment.

Proposal No. 2 - The Acquisition Merger Proposal

Selected Financial Analyses, page 124

2.	We note your response to prior comment 2. On page 121 with respect to the projections you state there is a “significant likelihood that NewGenIvf’s actual results over the time periods and under the scenarios covered by the projections would be materially different” because certain of the factors underlying the estimates and assumptions considered have changed since the projections were prepared. We note that the selected financial analyses referenced the projections and that some of the assumptions used in these selected financial analyses on pages 126-127 appear like they would be affected by the same change in factors you describe with respect to the projections. Therefore, please revise to more definitively state whether, in your view, it is likely that the determination of value on page 127 and related analyses would have been materially different had the change in factors that occurred after their preparation been known at the time of their preparation, or advise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 121 and 123 of the Amendment.

Financial Statements of NewGenIvf Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-46

3.	We note your cash inflows related to amounts with related parties is $1,530,872 for 2023 and on page F-64 the amount is related to Mr. Siu and Ms. Fong. In your prior filing on pages 191 and 235 we note approximately $0.7 million was repaid through June 30, 2023, not $1,530,872. Please clarify for us the reason for the difference between these two amounts.

COMPANY RESPONSE: The approximately US$0.7 million amount mentioned above is solely expense in connection with the preparation of the Business Combination paid by Mr. Alfred Siu on behalf of NewGenIvf. The approximately US$0.8 million further reduction in due from shareholders balance is cash repayment by Mr. Alfred Siu to NewGenIvf, which figure was not available in the previous filing as interim review was not yet completed.

4.	Please revise the June 30, 2023 financial statements to recognize the fair value of the services provided by Alfred Siu and Tina Fong. See our prior comments on this issue. In addition, please clarify your disclosure on pages 227 and 239 to be consistent with the representations made by Mr. Caruso in his September 5, 2023 letter to the staff that these individuals were not paid in cash for their services. Our understanding is that the 2021 and 2022 financial statements include a noncash expense for the value of said services though the total amount recognized in each period is not clear. Further, please file a consent covering the accountants review report on page F-42.

COMPANY RESPONSE: The June 30, 2023 financial statements have recognized the fair value of the services provided by Alfred Siu and Tina Fong totaling $120,000 as disclosed on page F-65. Such operating expense is recognized in general and administrative expenses and credited to amount due from shareholders balance, with no cash settlement.

The Company has also clarified the disclosure on pages 228 and 239 in response to the Staff’s comment.

In addition, in response to the Staff’s comment, the Company has filed an acknowledgement letter from WWC, P.C. regarding the use of its review report in the Registration Statement as Exhibit 23.3 to the Amendment.

Note 8 - Contract Liabilities, page F-58

5.	We note the reversal in the amount of $1,232,307. Please disclose (i) the reason for the relatively large reversal, (ii) the corresponding credit to your financial statements from this reversal, and (iii) the amount of any cash refunds made to customers.

COMPANY RESPONSE: In response to the Staff’s comment, NewGenIvf respectfully provides the Staff with the following information relating to the reversal in contract liabilities: (i) China-based clients who prepaid for surrogacy and ancillary caring services requested refund of fees so such clients can appoint their own surrogate mothers in countries in which NewGenIvf does not conduct business; acting in good faith, NewGenIvf sent the funds to accounts dictated by the clients; therefore, NewGenIvf incurred a reversal of $1,232,307 in contract liabilities and terminated service contracts with those clients; (ii) the corresponding credit was cash and cash equivalents; and (iii) $1,232,307 were transferred to surrogacy service agents appointed by the respective clients.

General

6.	We note the removal of Proposal No. 4 regarding the charter amendment and your amended charter, specifically Regulation 24.5(c), as amended, which no longer requires a net tangible asset requirement of $5,000,0001. Please provide a legal analysis to support your conclusion as stated in your definitive proxy statement filed September 22, 2023, that you may rely on Rule 3a51-1(a)(2) to not be deemed a penny stock issuer. Please note that if the amount in the trust falls below $5,000,001 as a result of redemptions you may no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise your risk factor on page 83 and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to remove this provision from your charter. Please provide clear disclosure that, as a result of the removal of this provision from your charter, your securities could fall within the definition of penny stock and expand the discussion regarding the risk to you and investors if your securities were to fall within the definition of a penny stock.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 74-75 of the Amendment.

As disclosed in ASCA’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, ASCA may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act.

Historically, SPACs have relied upon an exclusion to the “penny stock” rules for companies that have net tangible assets of at least $5,000,001 (Rule 3a51-1(g)(1)) (the “NTA Rule”) to avoid being deemed a penny stock issuer. Like many SPACs, ASCA included Regulation 24.5(c) in its charter in order to ensure that through the consummation of its initial business combination ASCA would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

The NTA Rule is one of several exclusions from the SEC’s “penny stock” rules and ASCA believes that it may rely on another exclusion, which relates to it being listed on The Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. ASCA’s securities are listed on The Nasdaq Stock Market and have been so listed since the consummation of the IPO. ASCA believes that The Nasdaq Stock Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the requirement that ASCA would not repurchase public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 is unnecessary so long as ASCA meets the requirements of the Exchange Rule.

In addition, no Nasdaq initial or continued listing standard requires a minimum amount of net tangible assets. Therefore, insuring a certain amount of net tangible assets at the close of the business combination would not necessarily assist the Company in meeting listing requirements. In fact, the ability to complete a business combination and remain listed on Nasdaq is enhanced by removal of the NTA Rule since the Company has many more ways to satisfy the requirement that the Company not be a penny stock post business combination. Therefore, the Company does not believe that complying with the NTA Rule would benefit it in complying with applicable Nasdaq listing standards.

The Company has revised the disclosure to discuss the risk to the Company and its investors if the Company no longer meets the Nasdaq listing standards and its securities were to fall within the definition of a penny stock.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Claudius Tsang

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